Exhibit 21.1

List of Subsidiaries

Subsidiaries	Jurisdiction

The Vape Store Inc.	Florida

Vaporin, Inc. (inactive)	Delaware

Healthy Choice Markets, Inc.	Florida

Smoke Anywhere USA Inc. (inactive)	Florida

Emagine the Vape Store, LLC (inactive)	Delaware

IVGI Acquisitions, Inc. (inactive)	Delaware

Vapormax Franchising LLC. (inactive)	Delaware

Vaporin, LLC (inactive)	Florida

Healthy Choice Markets 2, LLC	Florida

The Vitamin Store, LLC	Florida

HCMC Intellectual Property Holdings, LLC	Florida

Healthy Choice Wellness, LLC	Florida

Healthy Choice Markets 3, LLC	Florida

Healthy Choices Markets 3 Real Estate LLC	New York

Heathy Choice Markets IV, LLC	Florida

Healthy Choice Markets V, LLC	Virgina

Healthy Choice Wellness II, LLC	Florida

Healthy U Wholesale, Inc.	Florida